Exhibit 5



December 20, 1996




Dominion Resources, Inc.
P. O. Box 26532
Richmond, Virginia 23261

Ladies and Gentlemen:

With respect to the Registration Statement on Form S-8 of Dominion Resources, Inc. (the Company) in connection with the registration of $5,000,000 of deferred compensation obligations (the Obligations) which will represent unsecured obligations of the Company to pay deferred compensation in the future in accordance with the terms of the Dominion Resources, Inc. Executives' Deferred Compensation Plan (the Plan), I am of the opinion that the Obligations when issued in accordance with the terms and provisions of the Plan will be valid and binding obligations of the Company, enforceable against the Company in accord-ance with their terms, subject, as to enforcement, (i) to bankruptcy, insolvency, reorganization, arrangement, moratorium and other laws of general applicability relating to or affecting creditors' rights, and (ii) to general principles of equity, whether such enforcement is considered in a proceeding in equity or at law.

This opinion is limited to the laws of the Commonwealth of Virginia, and I disclaim any opinion as to the laws of any other jurisdiction. I further disclaim any opinion as to any statute, rule, regulation, ordinance, order or other promulgation of any other jurisdiction or any regional or local governmental body or as to any related judicial or administrative opinion. I express no opinion as to the applicable choice of law provisions contained in the Plan.

This opinion is rendered to you in connection with the issuance of the Obligations and is solely for your benefit. This opinion may not be relied upon by any other person, firm, corporation or other entity for any purpose, without prior written consent.

I hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement.

Very truly yours,

/s/THOMAS F. FARRELL, II, ESQ.
Thomas F. Farrell, II, Esq.
Vice President and General Counsel
Dominion Resources, Inc.